SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

GeneDx Holdings, Corp.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

81663L101
(CUSIP Number)

Steven D. Rubin Executive Vice President - Administration OPKO Health, Inc. 4400 Biscayne Boulevard Miami, Florida 33137 Telephone: (305) 575-4100
(Name, address and telephone number of person authorized to receive notices and communications)

January 26, 2023
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS OPKO Health, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
94,285,714
		8	SHARED VOTING POWER
—
		9	SOLE DISPOSITIVE POWER
94,285,714
		10	SHARED DISPOSITIVE POWER
—
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
94,285,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	11.6%	(1)
14	TYPE OF REPORTING PERSON CO

(1)    Based on 810,000,334 shares of GeneDx Common Stock (as defined herein) of the Issuer (as defined herein) to be outstanding immediately after the Issuer’s Offering (as defined herein) as set forth in the Issuer’s Prospectus on Form 424 filed with the SEC (as defined herein) on January 30, 2023.

EXPLANATORY NOTE
This Amendment No. 1 (the “Amendment”) to Schedule 13D is being filed with the Securities and Exchange Commission (the “SEC”) on behalf of OPKO Health, Inc., a Delaware corporation (“OPKO”) and relates to the Class A common stock, par value $0.0001 per share (“GeneDx Common Stock”), of GeneDx Holdings Corp., a Delaware corporation (“GeneDx” or the “Issuer”) and amends and supplements the initial statement on Schedule 13D filed by OPKO with the SEC on May 9, 2022 (the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

ITEM 2.	Identity and Background.
Schedule I is hereby amended as follows:
Jon Cohen has retired from OPKO and is therefore no longer a director and officer and the following directors and officers have been added.
Directors of OPKO

Name	Business Address	Principal Occupation or Employment	Citizenship
Elias A. Zerhouni, M.D.	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Vice Chairman of the Board and President of OPKO Health, Inc.	United States
Gary J. Nabel, M.D., Ph.D.	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Chief Innovation Officer of OPKO Health Inc.	United States
Alexis Borisy	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Executive Chairman of the Board of EQRx, Inc.	United States

Officers of OPKO

Name	Business Address	Principal Occupation or Employment	Citizenship
Elias A. Zerhouni, M.D.	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	President and Vice Chairman of the Board	United States
Gary J. Nabel, M.D., Ph.D.	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Chief Innovation Officer	United States

ITEM 3.	Source and Amount of Funds or Other Consideration.
Item 3 is amended by adding the following paragraph to the end of the item:
On January 26, 2023, OPKO acquired 14,285,714 shares of GeneDx Common Stock in a registered public offering (the “Offering”) at $0.35 per shares for an aggregate purchase price of approximately $5,000,000. The source of funds used to acquire the GeneDx Common Stock was working capital of OPKO.

ITEM 4.	Purpose of Transaction.
Item 4 is amended by adding the following paragraph to the end of the item:
On January 26, 2023, OPKO acquired 14,285,714 shares of GeneDx Common Stock in the Offering at $0.35 per shares for an aggregate purchase price of approximately $5,000,000.

ITEM 5.	Interest in Securities of the Issuer.
Item 5 is deleted in its entirety and replaced with the following text:
(a)    The Company’s beneficial ownership of Sema4 Common Stock is as set forth in the table below:

Name and Title of Beneficial Owner	Number of Outstanding Shares Beneficially Owned	Percentage of Outstanding Common Shares (1)
OPKO Health, Inc.	94,285,714	11.6%
______________
(1)    Based on 810,000,334 shares of GeneDx Common Stock outstanding immediately after the Offering, as set forth in the Issuer’s Prospectus on Form 424 filed with the SEC on January 30, 2023.
(b)    Items 7-10, inclusive, set forth on the cover page to this Amendment are hereby incorporated by reference in this Item 5.
(c)    The information contained in Item 3 of this Amendment is incorporated by reference in this Item 5. Except as stated herein, OPKO has not effected any transactions in the shares of GeneDx Common Stock within the last 60 days.
(d)    Except as described herein, no other person is known by OPKO to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Issuer beneficially owned by them.
(e)    Not applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPKO Health, Inc.

	By:	/s/ Steven D. Rubin
Date: February 3, 2023	Name:	Steven D. Rubin
	Title:	Executive Vice President-Administration